August 22, 2011

Ms. Mara L. Ransom

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:           Bed Bath & Beyond Inc.

Form 10-K for Fiscal Year Ended February 26, 2011

Filed April 26, 2011

Definitive Proxy Statement on Schedule 14A

Filed May 25, 2011

File No. 000-20214

Dear Ms. Ransom:

Bed Bath & Beyond Inc. is in receipt of your comment letter dated August 16, 2011 relating to the above referenced filings and the Company is currently in the process of preparing a response.

Pursuant to a conversation on August 22, 2011 with Catherine T. Brown, Attorney-Advisor, we are requesting an extension of time until September 15, 2011 to submit a response to the comment letter.  Thank you for your consideration in this matter.

Sincerely,

/s/ Eugene A. Castagna
Eugene A. Castagna
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)